April 29, 2019

James Kasinger
General Counsel and Secretary
CRISPR Therapeutics AG
Baarerstrasse 14
6300 Zug
Switzerland

       Re: CRISPR Therapeutics AG
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed on April 29, 2019
           File No. 001-37923

Dear Mr. Kasinger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Robert E. Puopolo, Esq.